Exhibit 99.1

Hydrogenics Corporation

2015 Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Company”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 8, 2016

Mississauga, Ontario

2015 Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets; and

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that as at December 31, 2015, the Corporation’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 8, 2016

Mississauga, Ontario

2015 Consolidated Financial Statements	Page 3

Hydrogenics Corporation

March 8, 2016

Independent Auditor’s Report

To the Shareholders of

Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation and its subsidiaries’ 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2015 Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Report on internal control over financial reporting

We have also audited Hydrogenics Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

2015 Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Opinion

In our opinion, Hydrogenics Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

2015 Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

	December 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents (note 6)	$23,398	$6,572
Restricted cash (note 6)	971	3,228
Trade and other receivables (note 7)	10,419	12,900
Inventories (note 8)	14,270	14,698
Prepaid expenses	428	747
	49,486	38,145
Non-current assets
Restricted cash (note 6)	532	621
Investment in joint venture (note 9)	1,951	2,150
Property, plant and equipment (note 10)	3,049	1,873
Intangible assets (note 11)	215	157
Goodwill (note 12)	4,135	4,609
	9,882	9,410
Total assets	$59,368	$47,555

Liabilities
Current liabilities
Operating borrowings (note 16)	$1,086	$-
Trade and other payables (note 13)	7,776	11,769
Financial liabilities (note 14)	9,034	1,387
Warranty provisions (note 15)	2,255	1,392
Deferred revenue	10,146	6,771
	30,297	21,319
Non-current liabilities
Other non-current liabilities (note 17)	3,121	3,464
Non-current warranty provisions (note 15)	938	1,155
Non-current deferred revenue	4,764	6,141
	8,823	10,760
Total liabilities	39,120	32,079
Equity
Share capital (note 18)	365,824	348,259
Contributed surplus	18,964	18,927
Accumulated other comprehensive loss	(3,224)	(2,108)
Deficit	(361,316)	(349,602)
Total equity	20,248	15,476
Total equity and liabilities	$59,368	$47,555

Guarantees and Contingencies (notes 16 and 28)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2015 Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31,

(in thousands of US dollars, except share and per share amounts)

	2015	2014
Revenues	$35,864	$45,548
Cost of sales	29,893	34,334
Gross profit	5,971	11,214

Operating expenses
Selling, general and administrative expenses (note 20)	10,215	11,756
Research and product development expenses (note 21)	4,070	3,284
	14,285	15,040

Loss from operations	(8,314)	(3,826)

Finance income (expenses)
Interest expense, net	(1,322)	(540)
Foreign currency gains (losses), net(1)	(428)	117
(Loss) from joint venture (note 9)	(40)	(94)
Other finance gains (losses), net (note 25)	(1,338)	(180)
Finance income (loss), net	(3,128)	(697)

Loss before income taxes	(11,442)	(4,523)
Income tax expense (note 26)	-	-
Net loss for the period	(11,442)	(4,523)

Items that will not be reclassified subsequently to net loss:
Re-measurement of actuarial liability	(104)	64
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(1,284)	(1,651)
Comprehensive loss for the period	$(12,830)	$(6,110)

Net loss per share
Basic and diluted (note 27)	$(1.12)	$(0.47)

Weighted average number of common shares outstanding (note 27)	10,199,015	9,718,349

(1)	For the year ended December 31, 2015, a gain of $586 relates to foreign exchange on borrowings. For the year ended December 31, 2014, a gain of $293 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2015 Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(11,442)	-	(11,442)
Other comprehensive loss	-	-	-	-	(1,388)	(1,388)
Total comprehensive loss	-	-	-	(11,442)	(1,388)	(12,830)
Transfer				(272)	272	-
Issuance of common shares (note 18)	2,448,385	17,549	-	-	-	17,549
Adjustment for partial shares on share consolidation	(3)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 19)	2,050	16	(6)	-	-	10
Stock-based compensation expense (note 19)	-	-	43	-	-	43
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(4,523)	-	(4,523)
Other comprehensive loss	-	-	-	272	(1,859)	(1,587)
Total comprehensive loss	-	-	-	(4,251)	(1,859)	(6,110)
Issuance of common shares and warrants exercised (note 18)	1,057,144	14,762	-	-	-	14,762
Issuance of common shares on exercise of stock options (note 19)	15,564	185	(66)	-	-	119
Stock-based compensation expense (note 19)	-	-	544	-	-	544
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476

(1)	Accumulated other comprehensive loss represents currency translation adjustments of $3,184 as of December 31, 2015 (2014 – $1,900), and loss on re-measurement of actuarial liability of ($40) as of December 31, 2015 (2014 – $208)

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

2015 Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of US dollars)

	2015	2014
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(11,442)	$(4,523)
Decrease (increase) in restricted cash	2,172	(1,825)
Items not affecting cash
Loss on disposal of assets	9	1
Amortization and depreciation	630	661
Unrealized other gains and losses on hedging (note 25)	43	-
Other finance losses (gains), net (note 25)	-	180
Unrealized foreign exchange losses (gains)	(369)	259
Unrealized loss on joint venture (note 9)	40	94
Portion of borrowings recorded as a reduction of research and development expenses	-	(355)
Accreted non-cash and unpaid interest and amortization of deferred financing fees (note16 (i), (ii) and 16(iv))	920	480
Payment of post-retirement benefit liability (note 17(iii))	-	(85)
Stock-based compensation (note 18)	43	544
Stock-based compensation - RSUs and DSUs (note19)	(234)	82
Warrant issuance (notes 16 and 24)	752	-
Net change in non-cash working capital (note 30)	1,598	(10,457)
Cash used in operating activities	(5,838)	(14,944)

Investing activities
Investment in joint venture (note 9)	-	(2,307)
Proceeds from disposals (note 10)	-	10
Purchase of property, plant and equipment (note 10)	(2,028)	(871)
Receipt of IDF government funding (note 28)	118	-
Purchase of intangible assets (note 11)	(105)	(110)
Cash used in investing activities	(2,015)	(3,278)

Financing activities
Repayment of repayable government contributions (note 17(iv))	(213)	(498)
Proceeds of borrowings, net of transaction costs (note 17(i))	6,866	854
Proceeds of operating borrowings (note 16)	1,113	-
Common shares issued and stock options exercised, net of issuance costs (note 18)	17,559	13,666
Cash provided by financing activities	25,325	14,022

Increase (decrease) in cash and cash equivalents during the period	17,472	(4,200)
Cash and cash equivalents - Beginning of period	6,572	11,823
Effect of exchange rate fluctuations on cash and cash equivalents held	(646)	(1,051)
Cash and cash equivalents - End of period	$23,398	$6,572

Supplemental disclosure
Income taxes paid	$-	$-
Interest paid	$432	$10

The accompanying notes form an integral part of these consolidated financial statements.

2015 Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The Company is required to make estimates that include revenue recognition, warranty provisions, and non-market vesting conditions to assess the number of stock-based compensation awards to vest.

On March 8, 2016, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 - Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and all of its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Subsidiaries include all entities controlled by the Company. Control exists when the Company has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased. The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures

Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including net profit or loss recognized in other comprehensive income (“OCI”), subsequent to the date of acquisition.

2015 Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

The functional currency of the Company’s subsidiary located in Belgium is the euro, which is the currency of the primary economic environment in which the subsidiary operates. The financial statements of this subsidiary are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the consolidated balance sheets; and the income and expenses and other comprehensive income (loss), at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates. All resulting changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)	Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

2015 Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges.

(ii)	Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)	Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt. All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(iv)	Derivative financial instruments, including hedge accounting. The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship. On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(v)	Cash flow hedges. When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of operations and comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

2015 Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes. Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If the carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less government grants, accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% - 25% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

2015 Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Intangible assets

The Company’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company’s consolidated financial statements relates to the OnSite Generation CGU. Goodwill is not amortized.

Impairment

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Goodwill is not amortized but is reviewed for impairment annually or at any time an indicator of impairment exists. Refer to Note 12 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

2015 Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Corporation has two segments which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company issued warrants in the second quarter of 2015, which have been classified as liabilities, which are recorded at their fair value with changes in fair value reflected in the consolidated statements of operations.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

2015 Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Capitalized costs are amortized over their estimated useful lives.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred. Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company’s activities.

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

2015 Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Revenue from long-term contracts, such as customer specific product development contracts, is recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction. The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised. These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales

Cost of sales for products includes the cost of finished goods inventory and the costs related to shipping and handling. Cost of sales for service includes direct labour and additional direct and indirect expenses.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company has a post-retirement benefit obligation with respect to the Belgium subsidiary related to defined contribution plans. Under Belgian law, a guaranteed return on the contributions is required and as a result this is accounted for as a defined benefit plan. The Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet dates. Changes in the fair value of this liability represent actuarial gains and losses arising from experience adjustments and are charged/credited to equity in other comprehensive income.

Stock-based compensation

The Company’s stock-based compensation plans are summarized below:

(i)	Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and annually thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized (with a corresponding adjustment to contributed surplus) over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then reestimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. When options are exercised the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital at market value and the difference is adjusted to contributed surplus.

2015 Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

(ii)	Deferred share units (“DSU”)

The Company grants DSUs to directors as part of their compensation. The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses. The Company has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii)	Performance share units (“PSU”)”

The Company grants PSUs to certain employees. The PSUs will be settled in the Company’s shares. The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations, except to the extent that it relates to items recognized directly in equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

2015 Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

Note 4 - Significant Accounting Judgments and Estimation Uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition, warranty provisions, and the expectations of the number of PSU awards that are expected to vest.

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Company’s business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

2015 Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

(ii)	Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from the date of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warranty provision, management considers historical field data, results of internal testing and in certain circumstances, application, in determining the value of this provision. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of sales.

Note 5 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services.
The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements.

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation an ddisclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 moths, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 (note 28) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

2015 Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 6 – Cash and Cash Equivalents and Restricted Cash

At December 31,	2015	2014
Cash and cash equivalents	$23,398	$6,572
Restricted cash	971	3,228
Restricted cash - non-current	532	621
Total	$24,901	$10,421

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee. At December 31, 2015, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $5,357 (2014 - $8,000), with expiry dates extending to December 2018. See Note 16 – Lines of Credit and Bank Guarantees for additional information.

Note 7 - Trade and Other Receivables

	December 31, 2015	December 31, 2014
Trade accounts receivables	$2,314	$4,469
Less: Allowance for doubtful accounts	(127)	(133)
Net trade accounts receivable	2,187	4,336
Accrued receivables	6,450	6,049
Other receivables	1,782	2,515
Total receivables	$10,419	$12,900

Included in accrued receivables is $6,450 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $926 of this amount will not be billed within the next 12 months.

Note 8 - Inventories

	December 31, 2015	December 31, 2014
Raw materials	$7,737	$6,651
Work-in-progress	6,440	6,907
Finished goods	93	1,140
Total inventory	$14,270	$14,698

2015 Consolidated Financial Statements	Page 22

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

At December 31, 2015, the inventory obsolescence provision was as follows:

	2015	2014
At January 1	$1,050	$955
Net Increase in the provision	547	512
Writedowns during the period, net of recoveries	(318)	(348)
Foreign exchange revaluation	(47)	(69)
At December 31,	$1,232	$1,050

Note 9 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	December 31, 2015	December 31, 2014
Balance January 1,	$2,150	$-
Equity investment in joint venture	-	2,307
Share in loss of the joint venture	(40)	(94)
Foreign currency translation	(159)	(63)
Investment in joint venture	$1,951	$2,150

Financial information for the joint venture, as presented in the IFRS financial statements of Kolon Hydrogenics follows below.

Summarized balance sheet information of Kolon Hydrogenics is a follows:

	December 31, 2015	December 31, 2014
Assets
Current assets	$590	$3,863
Non-current assets	5,508	3,313
Total assets	$6,098	$7,176
Liabilities
Current liabilities	$202	$2,700
Non-current liabilities	2,095	22
Total liabilities	2,297	2,722
Net assets	$3,801	$4,454

2015 Consolidated Financial Statements	Page 23

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Summarized loss from continuing operations and total comprehensive loss for Kolon Hydrogenics is as follows:

	12 months ended, December 31, 2015	May 28, 2014 - December 31, 2014
Revenue	$119	$-
Loss before income taxes	(271)	(161)
Joint venture loss from continuing operations	$(329)	(126)

The Company’s portion of the joint venture’s loss from continuing operations is 49% of the stated amount.

The following table is a reconciliation of the joint venture’s financial information to the carrying amount of the Company’s investment in Kolon Hydrogenics:

	December 31, 2015	December 31, 2014
Opening net assets of Kolon Hydrogenics (Equity Investment)	$4,454	$-
Investment in Kolon Hydrogenics	-	4,708
Loss of joint venture	(329)	(126)
Foreign currency translation	(324)	(128)
Closing net assets of Kolon Hydrogenics	$3,801	$4,454
Unrealized (gains) losses on sales to Kolon	180	(65)
Adjusted net assets of Kolon Hydrogenics	3,981	4,388
Company’s share of net assets at 49%	$1,951	$2,150

2015 Consolidated Financial Statements	Page 24

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 10 - Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2014	$181	$1,451	$93	$148	$-	$1,873
Additions	187	395	107	246	878	1,813
Disposals	-	(5)	(4)	-	-	(9)
Depreciation	(66)	(392)	(65)	(62)	-	(585)
Foreign exchange	(1)	(22)	(19)	(1)	-	(43)
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049

Total cost	$5,373	$5,030	$436	$1,532	$878	$13,249
Total accumulated depreciation	(5,072)	(3,603)	(324)	(1,201)	-	(10,200)
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049

Depreciation of $329 (2014 - $422) was included in selling, general and administrative expenses and $256 (2014 - $186) in cost of sales.

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Total
Net book value December 31, 2013	$197	$1,299	$103	$85	$1,684
Additions	42	673	47	109	871
Disposals	(10)	-	-	-	(10)
Depreciation	(48)	(465)	(53)	(42)	(608)
Foreign exchange	-	(56)	(4)	(4)	(64)
Net book value December 31, 2014	$181	$1,451	$93	$148	$1,873

Total cost	$5,240	$5,017	$661	$1,327	$12,245
Total accumulated depreciation	(5,059)	(3,566)	(568)	(1,179)	(10,372)
Net book value December 31, 2014	$181	$1,451	$93	$148	$1,873

2015 Consolidated Financial Statements	Page 25

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 11 - Intangible Assets

Computer software	2015	2014
Net book value December 31,	$157	$100
Additions	105	110
Amortization	(45)	(53)
Foreign exchange	(2)	-
Net book value December 31,	$215	$157

Total cost	$1,989	$1,889
Total accumulated depreciation	(1,774)	(1,732)
Net book value December 31,	$215	$157

Amortization of $45 (2014 - $53) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Note 12 - Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	2015	2014
At January 1	$4,609	$5,248
Foreign exchange revaluation	(474)	(639)
At December 31	$4,135	$4,609

The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal. The methodology used to test impairment is classified as Level 3 per the hierarchy described in Note 32. Fair value less costs of disposal is determined using a multiple of approximately 3 times revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Company reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

No impairment charges have arisen as a result of the reviews performed as at December 31, 2015 and 2014. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

2015 Consolidated Financial Statements	Page 26

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 13 - Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31, 2015	December 31, 2014
Trade accounts payable	$3,720	$6,426
Accrued payroll and related compensation	1,798	2,874
Supplier accruals	1,368	1,570
Accrued professional fees	239	206
Other	651	693
Total accounts payable and accrued liabilities	$7,776	$11,769

Note 14 – Financial Liabilities

Financial liabilities are as follows:

	December 31, 2015	December 31, 2014
Debt - institutional (note 17)	7,140	-
Warrants	752	-
Deferred share unit liability	746	1,168
Current portion of repayable government contributions (note 17)	354	219
Derivative Liability (note 25)	42	-
Total financial liabilities	$9,034	$1,387

Warrants

On May 8, 2015, concurrent with a new loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant was exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations.

On December 16, 2015, as a result of the public offering, the exercise price of the warrants was reduced to US$10.85 per common share.

2015 Consolidated Financial Statements	Page 27

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2015	Inception May 8, 2015
Risk-free interest rate (%)	0.56%	0.71%
Expected volatility (%)	68.3%	65.6%
Expected life in years	2.4	3
Expected dividend	Nil	Nil

Expected volatility was revised using the historical volatility for the Company’s share price for the remaining 2.4 years prior to the date of grant, as this is the expected remaining life of the warrants.

Note 15 - Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2015	2014
At January 1,	$2,547	$2,893
Additional provisions	1,977	2,307
Utilized during the period	(622)	(1,575)
Unused amounts reversed	(511)	(795)
Foreign currency translation	(198)	(283)
Total warranty provision at December 31,	3,193	2,547
Less current portion	(2,255)	(1,392)
Long-term warranty provision at December 31,	$938	$1,155

Note 16 - Lines of Credit and Bank Guarantees

At December 31, 2015, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Of this, €3,830 or approximately $4,159 was drawn as standby letters of credit and bank guarantees and €1,000 or approximately $1,086 was drawn as an operating line. At December 31, 2015, the Company had availability of less than €2,170 or approximately $2,356 (December 31, 2014 - $4,064) under this facility for use as letters of credit and bank guarantees.

2015 Consolidated Financial Statements	Page 28

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with the Corporate company), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2015, the Borrower was in compliance with these covenants.

At December 31, 2015, the Company also had a Canadian credit facility of $2,275. At December 31, 2015, $113 was drawn as standby letters of credit and bank guarantees. At December 31, 2015, the Company had $2,162 (December 31, 2014 - $1,879) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Note 17 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31, 2015	December 31, 2014
Long-term debt - institutional (i)	$7,140	$-
Long-term debt - Province of Ontario (ii)	2,865	2,922
Non-current post-retirement benefit liabilities (iii)	288	208
Repayable government contributions (iv)	322	553
Total	10,615	3,683
Less current portion of long-term debt - institutional (note 14)	(7,140)	-
Less current portion of repayable government contribution (note 14)	(192)	(219)
Less current portion of long-term debt - Province of Ontario (note 14)	(162)	-
Total other non-current liabilities	$3,121	$3,464

(i)	Long-term debt – Institutional

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at December 31, 2015 was $7,140. The loan charges interest at an annual rate of 11%. Accrued interest of $140 is included within trade and other payables. Total interest expense as at December 31, 2015 totalled $538. Total financing fees included in the amortized cost of the loan at inception were $634. As of December 31, 2015 accretion of deferred financing fees of $274 has been included in interest expense.

(ii)	Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015.

2015 Consolidated Financial Statements	Page 29

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at December 31, 2015.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at December 31, 2015.

The change in carrying value of this liability at December 31 was as follows:

	2015	2014
At January 1,	$2,922	$2,260
Drawdowns during the period	-	494
Interest accretion during the period	446	379
Foreign currency translation	(503)	(211)
At December 31,	$2,865	$2,922

(iii)	Post-retirement benefit liabilities

The liability at December 31, 2015 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

2015
At January 1,	$208
Current service and net interest cost	160
Employer contributions in the year	(160)
Re-measurement of actuarial liability	104
Foreign currency translation	(24)
At December 31,	$288

Plan assets	$1,316
Accrued benefit obligation	(1,604)
Net defined benefit obligation	$(288)

The Company has estimated the potential additional liabilities as $288 at December 31, 2015, using an actuarial measurement.

2015 Consolidated Financial Statements	Page 30

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at December 31, 2015 was $322 (2014 - $553), including the current portion of $192 (2014 - $219), which was included in trade and other payables.

The change in carrying value of this liability at December 31 was as follows:

	2015	2014
At January 1,	$553	$990
Repayments during the period	(213)	(498)
Interest accretion during the period	62	104
Foreign currency translation	(80)	(81)
Fair value (gain) loss	-	38
At December 31,	$322	$553
Less current portion	(192)	(219)
At December 31,	$130	$334

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 18 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1	10,090,325	$348,259	9,017,617	$333,312
Share offering	2,448,385	17,549	1,000,000	13,545
Adjustment for partial shares on share consolidation	(3)	-	-	-
Warrants exercised	-	-	57,144	1,217
Stock options exercised (note 19)	2,050	16	15,564	185
At December 31	12,540,757	$365,824	10,090,325	$348,259

2015 Consolidated Financial Statements	Page 31

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Common share issuance

On December 16, 2015, the Company completed a public offering for which the Company issued 2,448,385 shares for gross proceeds of $18,975 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $17,549.

On May 13, 2014, the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. On May 16, 2014, the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

Warrants

On January 14, 2010, as part of a registered direct offering, the Company issued 239,356 Series A warrants and 260,646 Series B warrants exercisable for a period of five years beginning in 2010. The exercise price of the warrants is $3.68 per common share. All 239,356 of the Series A warrants and 191,574 of the Series B warrants were fully exercised by December 31, 2013. The remaining 69,072 Series B warrants were exercised during 2014. The change in fair value during the period was included in Other finance losses, net.

The activity of the Series A and B warrants during the year ended 2014 was as follows:

	2014
	Number	Amount
Balance at January 1	69,072	$1,075
Loss on revaluation to fair value	-	142
Fair value of warrants exercised	(69,072)	(1,217)
Cash proceeds on exercise	-	-
At December 31	-	$-

During 2014, 69,072 warrants were exercised for $nil cash proceeds and 57,144 shares were issued.

The loss due to the change in fair value of warrants during the year was $nil (2014 - $142) and was included in other finance (losses) gains, net.

Note 19 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 252,006 stock options were outstanding at December 31, 2015. No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 284,168 have been granted as stock options and 199,772 have been granted as PSUs and were outstanding at December 31, 2015. The Corporation has 176,624 of share units available for issue as RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2015.

2015 Consolidated Financial Statements	Page 32

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Stock options

A summary of the Company’s stock option plan is as follows:

	2015		2014
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	481,403	$6.99	503,907	$8.63
Granted	56,821	16.14	-	-
Exercised	(2,050)	5.56	(15,564)	8.49
Forfeited	-	-	(1,888)	22.48
Expired	-	-	(5,052)	160.11
Outstanding, end of period	536,174	$7.97	481,403	$6.99

During the year ended Decmber 31, 2015, 2,050 (2014 – 15,564) stock options were exercised resulting in cash proceeds of $10 (2014 - $119), an increase in equity of $16 (2014 – $185) with an offset to contributed surplus of $6 (2014 – $66).

During the year ended December 30, 2015, 56,821 (2014 – nil) stock options were granted with an average fair value of C$8.77 per option (2014 - nil). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2015
Risk-free interest rate (%)	0.88%
Expected volatility (%)	63.1%
Expected life in years	5
Expected dividend	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2015, related to stock options, was $272 (2014 - $291) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2015 Consolidated Financial Statements	Page 33

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

The following table summarizes information about the Company’s stock options outstanding as of December 31, 2015:

Grant date	Expiry date	Total number of options	Weighted average remaining contractual life (in years)	Exercise price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise price C$
May 23, 2006	May 23, 2016	3,190	0.39	$84.25	3,190	0.39	$84.25
March 23, 2007	March 23, 2017	3,411	1.23	29.25	3,411	1.23	29.25
March 12,2008	March 12, 2018	5,135	2.20	14.50	5,135	2.20	14.50
March 27, 2009	March 27, 2019	6,216	3.24	13.25	6,216	3.24	13.25
April 5, 2010	April 5, 2020	22,149	4.26	4.91	22,149	4.26	4.91
March 31, 2011	March 31, 2021	85,000	5.25	6.96	85,000	5.25	6.96
June 8, 2011	June 8, 2021	126,905	5.44	5.03	126,905	5.44	5.03
May 11, 2012	May 11, 2022	157,871	6.36	6.25	118,403	6.36	6.25
November 19, 2012	November 19, 2022	39,476	6.89	6.60	29,607	6.89	6.60
March 21, 2013	March 21, 2023	30,000	7.22	8.10	15,000	7.22	8.10
March 25, 2015	March 25, 2015	56,821	9.23	16.14	-	9.23	16.14
		536,174	6.13	$7.97	415,016	5.62	$7.04

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. In the fourth quarter of 2015, the Company revised its estimate of the length of the expected vesting period based on management’s best estimate of the achievement of the vesting of specific performance conditions. This adjustment resulted in a reversal of previously charged compensation expense of $543, with the offset to contributed surplus. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2015	2014
Balance at January 1,	192,320	154,493
Forfeited	(25,218)	-
PSUs issued	32,670	37,827
At December 31,	199,772	192,320

2015 Consolidated Financial Statements	Page 34

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Stock-based compensation expense for the year ended December 31, 2015, related to PSUs, was $314 (2014 - $236) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus. Offsetting this amount is a credit of $543 for the year ended December 31, 2015 (2014 - $nil) representing the revision for the change in estimate regarding the achievement of performance conditions.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the TSX on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	87,850	$1,168	131,320	$2,521
DSU redemptions	(15,713)	(188)	(49,441)	(1,472)
DSU compensation expense	11,491	108	5,971	105
DSU fair value adjustments	-	(342)	-	14
At December 31,	83,628	$746	87,850	$1,168

For the year ended December 30, 2015, the Company recognized $108 (2014 - $105) as expense for the issue of new DSUs and a recovery of ($342) (2014 - expense of $14) for the mark-to-market adjustment on the liability.

The DSU liability at December 31, 2015 of $746 (2014 - $1,168) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted Share Units (“RSUs”)

The RSU liability at December 30, 2015 was $nil (2014 - $nil) as all outstanding units had vested and were paid out at December 31, 2014.

A summary of the Company’s RSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	-	$-	46,885	$660
RSUs vested redemptions	-	-	(46,885)	(623)
RSU amortization expense	-	-	-	236
RSU fair value adjustments	-	-	-	(273)
At December 31,	-	$-	-	$-

2015 Consolidated Financial Statements	Page 35

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Summary of stock-based compensation expense (recovery)

	2015	2014
Stock-based compensation expense - stock options	$272	$291
Stock-based compensation expense - performance share units	314	253
Stock-based compensation expense - performance share units change in estimate recovery	(543)	-
Deferred share unit - new issuance	108	105
Deferred share unit - mark-to-market adjustment	(342)	14
Restricted share unit expense	-	236
Restricted share unit expense - mark-to-market adjustment	-	(273)
At December 31,	$(191)	$626

Note 20 - Selling, General and Administrative Expenses

Year ended December 31,	2015	2014
Salaries and benefits, office administration and other expenses	$10,032	$10,655
Depreciation	329	422
Amortization	45	53
Stock-based compensation (including stock options and PSUs)	43	544
DSUs	(234)	119
RSUs	-	(37)
Total	$10,215	$11,756

Note 21 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2015 and 2014, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,	2015	2014
Research and product development expenses	$6,198	$6,682
Government research and product development funding	(2,051)	(3,398)
Development costs capitalized	(77)	-
Total	$4,070	$3,284

2015 Consolidated Financial Statements	Page 36

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 22- Key Management Compensation

Key management includes the Company’s directors and key executive members.

Year ended December 31,	2015	2014
Salaries and short-term employee benefits	$1,977	$2,174
Stock-based compensation
DSUs	108	111
Stock options	379	-
PSUs	412	311
Total	$2,876	$2,596

Note 23 - Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and gross research and development expenses.

Year ended December 31,	2015	2014
Raw materials and consumables used	$25,155	$27,381
Employee benefits (note 24)	14,913	17,286
Facilities	2,680	3,189
Shareholder and other corporate communications	419	405
Depreciation and amortization	630	662
Professional services	1,098	1,067
Insurance	501	534
Marketing	280	328
Other	630	1,920
Total	$46,306	$52,772

Note 24 - Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,	2015	2014
Salaries and wages	$14,145	$15,467
Stock-based compensation (including PSUs), net of change in management estimate	43	544
Medical, dental and insurance	379	698
Pension costs	276	121
Stock-based compensation - RSUs and DSUs	(234)	82
Other	304	374
Total	$14,913	$17,286

2015 Consolidated Financial Statements	Page 37

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 25 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,	2015	2014
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	$(544)	$-
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments	(42)
Issuance of warrants (note 14)	(885)	-
Loss from change in fair value of exercised warrants	-	(142)
Gain from change in fair value of outstanding warrants (note 14)	133	-
Loss from change in net present value of repayable government contribution (note 17)	-	(38)
Total	$(1,338)	$(180)

Note 26 - Income Taxes

The Corporation had net losses for the periods ended December 31, 2015 and 2014 and income tax expense was $nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Company’s computation of income tax expense is as follows:

Year ended December 31,	2015	2014
Loss before income taxes	$(11,442)	$(4,523)
Statutory income tax rate	25%	25%
Income tax recovery at statutory rates	(2,860)	(1,130)
Non-deductible expenses	102	82
Other permanent differences	(68)	(163)
Effect of income tax and rate changes on deferred income taxes	168	-
Effect of foreign currency rate changes on deferred income taxes	3,423	(576)
Income taxes at different rates in foreign and other provincial jurisdictions	(370)	(198)
Other	(103)	(195)
Tax losses and other temporary differences not recognized	(292)	2,180
Total income tax expense	$-	$-

2015 Consolidated Financial Statements	Page 38

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

At December 31, 2015, the Company has available income tax loss carry-forwards of $80,351 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended
2023	$130
2024	190
2025	244
2026	512
2027	14
2028	1
2029	541
2030	7,208
2031	6,432
2032	5,706
2033	130
2034	4,471
2035	5,876
No expiry	48,896
Total	$80,351

Components of the Company’s deductible temporary differences and unused tax losses are:

Year ended December 31,	2015	2014
Non-capital losses	$24,224	$24,686
Investment tax credits	1,460	1,593
Scientific research and experimental development	909	941
Property, plant and equipment and intellectual property	1,027	916
Provisions	190	156
Other	247	59
Total	$28,057	$28,351

No deferred income tax asset has been recognized in respect of the $28,057 of losses and other temporary differences, reflecting the Company’s uncertainty associated with the realization of all deferred income tax assets.

2015 Consolidated Financial Statements	Page 39

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 27 - Net Loss Per Share

The loss per share for the periods ended December 31, 2015 and 2014 was as follows:

	2015	2014
Net loss	$(11,442)	$(4,523)

Weighted average number of common shares outstanding – basic	10,199,015	9,718,349
Dilutive effect of stock options	-	-
Dilutive effect of warrants	-	-
Weighted average number of shares outstanding – diluted	10,199,015	9,718,349
Net loss per share – basic and diluted	$(1.12)	$(0.47)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 28 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will ship in 2017. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan. The project completion date is expected to be March 31, 2017.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At December 31, 2015, the Company has accumulated total costs in building the unit of $755, which have been classified as property, plant and equipment. The Company has received total funding of $118 under the IDF loan, of which $118 was received in the year ended December 31, 2015 relating to expenditures in the year ended 2014, and has accrued an additional $215 of funding to be received relating to expenditures in the year ended 2015. The funding amounts have been recorded as a reduction to property, plant and equipment.

2015 Consolidated Financial Statements	Page 40

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Rental expenses

The Company incurred rental expenses of $894 under operating leases in 2015 (2014 - $884). The Company has future minimum lease payments under operating leases relating to premises, office equipment and vehicles as follows:

For the years ended
2016	$872
2017	930
2018	428
2019	386
2020	384
Thereafter	269
Total	$3,269

The Company leases various premises, office equipment and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at the time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

2015 Consolidated Financial Statements	Page 41

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 29 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During 2015, Hydrogenics made purchases of $105 (2014 - $171) from this related company. At December 31, 2015, the Company had an accounts payable balance due to this related party of $26 (2014 - $12).

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2015, the Company had sales to the joint venture of $724 (2014 - $3,136), and at the end of December 31, 2015 the Company had a receivable of $359 (2014 - $935) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 30 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

December 31,	2015	2014
Decrease (increase) in current assets
Trade and other receivables	$2,177	$(7,447)
Inventories	(314)	(1,877)
Prepaid expenses	312	232
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(2,878)	(624)
Deferred revenue	2,301	(741)
Total	$1,598	$(10,457)

Note 31 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

2015 Consolidated Financial Statements	Page 42

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Financial information by reportable segment for the years ended December 31, 2015 and 2014 was as follows:

Year ended December 31, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$23,556	$12,308	$-	$35,864
Gross profit	3,391	2,580	-	5,971
Selling, general and administrative expenses	2,665	3,920	3,630	10,215
Research and product development expenses	1,917	2,126	27	4,070
Segment loss	(1,191)	(3,466)	(3,657)	(8,314)
Interest expense, net	-	-	(1,322)	(1,322)
Foreign currency losses, net	-	-	(428)	(428)
Loss in joint venture	-	-	(40)	(40)
Other finance losses, net	-	-	(1,338)	(1,338)
Loss before income taxes	$(1,191)	$(3,466)	$(6,785)	(11,442)

Year ended December 31, 2014	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$30,192	$15,356	$-	$45,548
Gross profit	6,102	5,112	-	11,214
Selling, general and administrative expenses	3,293	4,143	4,320	11,756
Research and product development expenses	1,070	2,194	20	3,284
Segment gain (loss)	1,739	(1,225)	(4,340)	(3,826)
Interest expense, net	-	-	(540)	(540)
Foreign currency gains (losses), net	-	-	117	117
Loss in joint venture	-	-	(94)	(94)
Other finance losses, net	-	-	(180)	(180)
Income (loss) before income taxes	$1,739	$(1,225)	$(5,037)	$(4,523)

2015 Consolidated Financial Statements	Page 43

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Balance sheet information by reportable segment at December 31, 2015 and 2014 was as follows:

At December 31, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$6,120	$456	$18,325	$24,901
Trade and other receivables	3,109	7,310	-	10,419
Inventories	9,824	4,446	-	14,270
Investment in joint venture	-	-	1,951	1,951
Property, plant and equipment	410	2,639	-	3,049
Goodwill and intangibles	4,257	-	93	4,350
Other assets	106	207	115	428
Total Assets	$23,826	$15,058	$20,484	$59,368
Current liabilities	$13,434	$7,567	$9,296	$30,297
Non-current liabilities	1,124	7,569	130	8,823
Total Liabilities	$14,558	$15,136	$9,426	$39,120

At December 31, 2014	OnSite Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$3,354	$245	$6,822	$10,421
Trade and other receivables	4,614	8,286	-	12,900
Inventories	9,714	4,984	-	14,698
Investment in joint venture	-	-	2,150	2,150
Property, plant and equipment	454	1,419	-	1,873
Goodwill and intangibles	4,633	-	133	4,766
Other assets	219	449	79	747
Total Assets	$22,988	$15,383	$9,184	$47,555
Current liabilities	$9,358	$10,060	$1,901	$21,319
Non-current liabilities	1,109	9,318	333	10,760
Total Liabilities	$10,467	$19,378	$2,234	$32,079

The Company’s derivative financial instruments are considered to be segment liabilities and are included in OnSite Generation.

Property, plant and equipment are located in the following countries:

Year ended December 31,	2015	2014
Canada	$2,374	$1,167
Belgium	410	454
Germany	265	252
Total	$3,049	$1,873

2015 Consolidated Financial Statements	Page 44

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Revenue from external customers by region was as follows:

Year ended December 31,	2015	2014
European Union	$15,106	$15,645
Eastern Europe	7,695	11,084
North America	6,288	7,712
Asia	4,300	8,336
Africa	927	330
South and Central America	1,051	1,838
Middle East	389	523
Oceania and Carribbean	108	80
Total	$35,864	$45,548

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2015	2014
First largest (Power segment)	13%	14%
Second largest (2015 Power, 2014 Generation)	6%	10%
Third largest (2015 Generation, 2014 Power/Generation)	5%	8%
Fourth largest (2015 Generation, 2014 Power)	5%	8%
All other customers	71%	60%
Total	100%	100%

Note 32 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

2015 Consolidated Financial Statements	Page 45

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2015.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2015	2014
Cash and cash equivalents	$23,398	$6,572
Restricted cash	971	3,228
Restricted cash – non-current	532	621
Trade and other receivables	10,419	12,900
Loans and receivables	$35,320	$23,321
Trade and other payables	$7,776	$12,937
Current portion of long-term debt and repayable government contribution	7,494	219
Deferred share unit liability	746	1,168
Operating borrowings	1,086	-
Warrants	752	-
Non-current portion of long-term debt	2,702	2,922
Non-current portion of repayable government contributions	130	334
Post-retirement benefit liabilities	288	208
Derivative liability	42	-
Other financial liabilities	$21,016	$17,788

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At December 31, 2015, the Company had $23,398 (2014 - $6,572) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

The following table details the Company’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

2015 Consolidated Financial Statements	Page 46

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

At December 31, 2015	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	$7,776	$-	$-	$-
Deferred share unit liability	746	-	-	-
Operating borrowings	1,086	-	-	-
Warrants	752	-	-	-
Current portion of long-term debt - Province of Ontario and institutional	7,663	-	-	-
Repayable government contributions	208	160	-	-
Derivative liability	42	-	-	-
Long-term debt	-	1,939	1,817	863
Total	$18,273	$2,099	$1,817	$863

At December 31, 2014	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	$11,769	$-	$-	$-
Deferred share unit liability	1,168	-	-	-
Current portion of long-term debt - Province of Ontario and institutional	-	-	-	-
Repayable government contributions	239	439	-	-
Long-term debt	-	1,221	2,328	2,177
Total	$13,176	$1,660	$2,328	$2,177

Derivatives	Due in less than 1 year
Notional Amount Receivable
Euro	$1,910
Notional Amount Payable
USD	1,750
GBP	$221

Credit risk

Credit risk arises from the risk one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2015, the Company’s two largest customers accounted for 19% of revenue (24% at December 31, 2014) and 61% of accounts receivable (2014 – 58%). In order to minimize the risk of loss for trade receivables, the Company’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company’s sales are invoiced with payment terms between 30 and 60 days. The Company’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

2015 Consolidated Financial Statements	Page 47

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

The Company’s trade receivables have a carrying value of $8,764 at December 31, 2015 (2014 - $10,518), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.

The aging of these receivables is as follows:

At December 31,	2015	2014
Not due	89%	68%
Less than 30 days past due	7%	11%
Less than 60 days past due, more than 30 days past due	2%	8%
More than 60 days past due	2%	13%
Total	100%	100%

The Company’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	2015	2014
Europe	72%	59%
North America	9%	20%
Asia	4%	17%
Rest of world	15%	4%
Total	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:

	2015	2014
Allowance for doubtful accounts, beginning of year	$133	$139
Bad debt expense	-	9
Reversal of bad debt expense	(6)	(13)
Writeoff of bad debts	-	(2)
December 31,	$127	$133

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 60 days of the payment term on the invoice.

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company’s cash and cash equivalents and restricted cash was $24,901 at December 31, 2015 (2014 - $10,421), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (2014 - 99%) of the Company’s cash and cash equivalents and restricted cash at December 31, 2015 was held by four financial institutions.

2015 Consolidated Financial Statements	Page 48

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

The Company’s exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2015 and 2014 was as follows:

	2015	2014
Canada	74%	64%
Belgium	25%	33%
Germany	1%	3%
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium subsidiary in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. All of the foreign exchange forward contracts expire within the following 12 months.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

The Company recognized a net foreign exchange loss of $428 (2014 - a net gain of $117) for the year ended December 31, 2015.

As at December 31, 2015, the Company had foreign exchange forward contracts totalling $1,750 in notional USD and £150 in notional GBP, all due within one year.

At December 31, 2015, if the Canadian dollar had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower/higher by $613 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2015, if the euro had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower by $287 or higher by $318 as a result of foreign exchange on the translation of euro denominated balances.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates. The Company’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company’s borrowings are at a fixed interest rate. Given the prevailing interest rates earned by the Company’s short-term investments, a 10% increase or decrease would have minimal impact on the Company’s results.

2015 Consolidated Financial Statements	Page 49

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(in thousands of US dollars, except share and per share amounts)

Note 33 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	December 31, 2015	December 31, 2014
Shareholders’ equity	$20,248	$15,476
Operating borrowings	1,086	-
Long-term debt and repayable government contributions	10,326	3,475
Total	31,660	18,951
Less Cash and cash equivalents and restricted cash	24,901	10,421
Total capital employed	$6,759	$8,530

2015 Consolidated Financial Statements	Page 50